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               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*


                   Local Financial Corporation
_________________________________________________________________
                        (Name of Issuer)


                          Common Stock
_________________________________________________________________
                 (Title of Class of Securities)


                       539553305/539553206
_________________________________________________________________
                         (CUSIP Number)


                          John M. Stein
                         507 Carew Tower
                         441 Vine Street
                     Cincinnati, Ohio  45202
                         (513) 241-6166
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        December 28, 1998
_________________________________________________________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 4 Pages
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CUSIP No. 539553305/539553206      13D               2 of 4 pages
_________________________________________________________________
1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos.
     of Above Persons

                     Financial Stocks, Inc.
                           85-0366665
_________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a) [ ]
     (b) [x]

_________________________________________________________________
3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds (See Instructions)

                               WC
_________________________________________________________________
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]

_________________________________________________________________
6)   Citizenship or Place of Organization

                              Ohio
 _______________________________________________________________
|                     |                                         |
| NUMBER OF SHARES    |  7) Sole Voting Power         1,842,300 |
| BENEFICIALLY OWNED  |_________________________________________|
| BY EACH REPORTING   |  8) Shared Voting Power               0 |
| PERSON WITH         |_________________________________________|
|                     |  9) Sole Dispositive Power    1,842,300 |
|                     |_________________________________________|
|                     | 10) Shared Dispositive Power          0 |
|_______________________________________________________________|

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                            1,842,300
_________________________________________________________________
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

_________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11)

                              8.97%
_________________________________________________________________
14)  Type of Reporting Person (See Instructions)

                               IA
Item 1.   Security and Issuer
          ___________________

          This statement relates to the Common Stock ("Common
Stock"), of Local Financial Corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are as follows:

               Local Financial Corporation
               3601 N.W. 63rd Street
               Oklahoma City, Oklahoma 73116

          The person filing this statement is Financial Stocks, Inc., an Ohio corporation ("FSI"). FSI's business address is 507
Carew Tower, 441 Vine Street, Cincinnati, Ohio 45202.

          FSI is a registered investment advisor and acts as general partner of Financial Stocks Limited Partnership ("FSLP"), Financial Stocks Private Equity Fund 1998 L.P. ("1998 Fund") and Vine Street Exchange Fund, L.P. ("Vine Street") and as an investment advisor for Rising Stars Offshore Fund L.P. ("Rising Stars").

          This filing amends the Schedule 13D previously filed by FSI with respect to the Issuer. Item 5 of such Schedule 13D is hereby amended as follows:


Item 2.   Interest in Securities of the Issuer.
          ____________________________________

          The following table sets forth information with respect to the shares of Common Stock of which FSI has or shares beneficial ownership:
                                                  Percent of
Record Owner             Number of Shares         Outstanding
____________             ________________         ___________

FSLP                        285,000 (1)               1.4
1998 Fund                 1,257,300 (1)               6.1
Vine Street                 300,000 (1)               1.5

(1) As general partner of FSLP, 1998 Fund, and Vine Street, FSI has sole voting power and dispositive power with respect to these shares.

          The following information relates to all transactions with respect to the Common Stock in which FSI has engaged in the last 60 days.

          On December 4, 1998, FSI sold for the account of Rising
Stars in an open market transaction 15,000 shares of Common Stock at a price of $8.50 per share.

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          On December 28, 1998, FSI purchased for the account of
1998 Fund in a privately negotiated transaction 200,000 shares of Common Stock at a price of $8.375 per share.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              FINANCIAL STOCKS, INC.


December 30, 1998             By: /s/John Stein
__________________                _____________________
    Date                          John Stein, President